Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

First Quarter 2020

May 27, 2020

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

Hamilton, Bermuda, May 27, 2020 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended March 31, 2020.
Highlights
▪	Net loss of $160.8 million, including non-cash adjustments of $125.6 million, for the first quarter of 2020.
▪	Adjusted EBITDA[1] of $12.3 million for the first quarter of 2020.
▪	Completed the joint venture agreement with Frontline and Trafigura to establish a leading global supplier of marine fuels in January 2020.
▪	Completed all 23 planned installations of exhaust gas cleaning systems (“scrubbers”) leaving insubstantial future capital expenditure requirements.
▪	Published 2019 ESG report which details our efforts to develop long-term sustainable business practices and reduce our carbon footprint.
Ulrik Andersen, Chief Executive Officer, commented:
“Golden Ocean’s first quarter results come amid an extremely weak demand environment brought on by the COVID-19 pandemic. While freight rates have yet to display a meaningful recovery, we are optimistic that conditions will improve over the medium term as the pace of industrial activity recovers. In the meantime, we are focused on ensuring our highly competitive cost structure and preserving our strong financial profile. Above all, our first priority is the health and safety of our shore-based employees and our seafarers. We are taking significant precautions to ensure their well-being and are grateful for their contributions in light of the challenging conditions they are facing.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

Fleet Development
As of the date of this report, the Company’s fleet consists of 78 vessels, with an aggregate capacity of approximately 10.8 million dwt. The Company’s fleet consists of:
a.	67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in with a profit-sharing arrangement;
c.	Two 103,000 dwt ice-class vessels chartered in; and
d.	One Supramax vessel chartered in.
The bareboat charter for one of the Company’s Panamax vessels expired in April 2020 and the vessel was redelivered to its owner.
Since issuing its earnings report for the quarter ended December 31, 2019, the Company has secured the following additional long-term charter coverage:
a.	Three Panamax vessels fixed out on time charter contract until the end of the first quarter of 2021 at an average gross rate of $12,350 per day.
The Company's fixed rate coverage for 2020 and onward, including forward freight agreements, as of the date of this report is as follows:
For Capesize vessels:
a.	Equivalent of two vessels at a fixed rate of $22,750 per day for 2020; and
b.	Equivalent of two vessels on floor/ceiling contracts for 2020.
For Panamax vessels:
a.	Equivalent of six vessels on time charter that expire between the third quarter of 2020 and the end of 2021 at an average gross rate of $18,090 per day.
The Company's remaining vessels are trading in the spot market, on index linked contracts, in spot pools or on short term charters.
As of the date of this report, the Company has completed all 23 planned installations of scrubbers on certain of its Capesize vessels and has incurred almost all of the capital expenditures relating thereto.
Corporate Development
In January 2020, a subsidiary of the Company entered into a joint venture agreement with a subsidiary of Frontline Ltd. (NYSE:FRO) (“Frontline”) and Trafigura Pte Ltd (“Trafigura”) to establish TFG Marine Pte Ltd (“TFG Marine”), a leading global supplier of marine fuels. The Company acquired a 10% ownership interest in TFG Marine.
As of March 31, 2020, the Company had 144,272,697 issued and 143,277,697 outstanding common shares, each with a par value of $0.05. For the three months ended March 31, 2020, the weighted average number of outstanding common shares was 143,277,697.
The Company has decided not to pay any dividend for the first quarter of 2020 in order to preserve cash under the current market conditions. Cash dividend will be revisited when more clarity of the present situation is achieved and the market recovers.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

First Quarter 2020 Results
First quarter 2020 income statements
The Company reported a net loss of $160.8 million and loss per share of $1.12 for the first quarter of 2020, compared with net income of $41.0 million and earnings per share of $0.29 for the fourth quarter of 2019.
Adjusted EBITDA was $12.3 million for the first quarter of 2020, a decrease of $61.6 million from $73.9 million for the fourth quarter of 2019.
Operating revenues amounted to $137.4 million in the first quarter of 2020, a decrease of $107.3 million from $244.7 million in the fourth quarter of 2019. The decrease in operating revenues was primarily driven by the weaker market environment brought about by the COVID-19 pandemic that coincided with a seasonally weak first quarter and limited iron ore exports from Brazil. These factors led to lower average freight rates on both index linked time charters and vessels trading in the spot market. Voyage expenses were $60.3 million compared with $60.3 million in the fourth quarter of 2019. In the first quarter of 2020, voyage expenses increased by $4.2 million compared to the fourth quarter of 2019 due to increased bunker prices as most vessels had to switch to more expensive fuel compliant with the new IMO 2020 regulations. The increase in fuel costs was offset by a decrease of $4.2 million in port expenses as a result of a lower number of port calls in the first quarter 2020 compared to the fourth quarter of 2019. The Company achieved an average TCE2 rate for the fleet of $11,076 per day in the first quarter of 2020 compared with $21,668 per day in the fourth quarter of 2019. Operating revenue was also negatively impacted by a high number of drydockings with 16 vessels drydocked during the first quarter 2020, of which 13 were fitted with scrubbers during such drydockings. In the first quarter of 2020, total off-hire days were 574 which mainly related to drydockings; an increase of 226 days from total off-hire days of 348 in the fourth quarter 2019. The Company’s operations have been impacted by the COVID-19 pandemic, and the impacts are primarily related to challenges to perform crew changes, lockdowns and delays in ports and at shipyards.
Ship operating expenses amounted to $55.5 million in the first quarter of 2020 compared with $56.6 million in the fourth quarter of 2019. In the first quarter of 2020, ship operating expenses comprised $39.9 million in running expenses ($41.3 million in the fourth quarter of 2019), $10.6 million in drydocking expenses related to 16 vessels ($9.0 million related to 13 vessels in the fourth quarter of 2019) and $4.9 million related to estimated ship operating expenses on time charter-in contracts ($6.3 million in the fourth quarter of 2019). Running expenses are mainly represented by crew costs, repair and maintenance, spares and insurance.
Charter hire expenses were $17.0 million in the first quarter of 2020 compared with $49.7 million in the fourth quarter of 2019. The decrease in charter hire expenses was mainly a result of decreased physical trading activity during the first quarter of 2020 combined with lower rates. The decrease was also impacted by reclassification of charter hire expenses of $6.7 million for seven vessels chartered in from SFL Corporation Ltd. (NYSE:SFL) ("SFL"). In December 2019, leases for these vessels were reclassified from operating leases to finance leases, and as a result, lease expense for these vessels is no longer presented under charter hire expense, but instead accounted for under depreciation and interest expense.
2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

Administrative expenses decreased to $3.2 million in the first quarter of 2020 compared with $4.1 million in the fourth quarter of 2019 mainly due to lower employee costs. Depreciation was $29.1 million in the first quarter 2020 compared with $23.7 million in the fourth quarter of 2019. The increase was due to higher depreciation on finance leases for vessels chartered in from SFL and reclassified from operating leases to finance leases in December 2019.
Due to weak market conditions and a drop in underlying asset values, the Company recorded an impairment loss of $94.2 million related to leased vessels in the first quarter of 2020. The impairment consisted of $70.0 million related to seven vessels on financial lease from SFL and $24.2 million related to four vessels on operating leases. Two of the vessels on operating leases for which the Company has recorded an impairment loss, were taken in as index linked time charters. However following US GAAP principles the Company did not remeasure the lease liability.
Net interest expense was $14.4 million in the first quarter of 2020, compared with $12.3 million in the fourth quarter of 2019. The increase was primarily driven by a $2.7 million increase in finance lease interest expense in the first quarter of 2020 compared to the fourth quarter of 2019.The increase was offset by lower interest expense as a result of a decrease in LIBOR. In the first quarter of 2020, the Company recorded a $23.0 million net loss on derivatives. This was comprised of a $22.3 million loss on the Company's USD interest rate swaps due to decreased forward USD interest rates, a loss of $3.7 million related to bunker and foreign currency hedges, and a gain of $3.1 million on forward freight derivatives.
The Company recorded a profit from associated companies of $2.7 million in the first quarter of 2020, mainly related to profit from its investments in SwissMarine (as defined below, formerly Singapore Marine) and TFG Marine and recorded an unrealized mark to market loss of $8.4 million on our shares in Scorpio Bulkers Inc. (NYSE:SALT).
First quarter 2020 cash flow statements
Total cash, cash equivalents and restricted cash was $128.4 million as of March 31, 2020, a decrease of $34.8 million compared with the quarter ended December 31, 2019. Cash used in operating activities amounted to $4.8 million, which included a decrease in working capital of $2.6 million. Total net cash used in investing activities was $17.6 million and was primarily related to payments for installation of scrubbers and ballast water treatment systems. In addition, we have provided a shareholder loan of $1.0 million to TFG Marine.
Net cash used in financing activities was $12.4 million in the first quarter of 2020. This included ordinary repayment of long-term debt of $21.9 million offset by a drawdown of the remaining available $18.0 million under the scrubber tranches of the $420.0 million loan facility. In addition we have made repayments of finance leases of $18.8 million, offset by scrubber related financing received from SFL of $17.5 million.  In the first quarter of 2020, the Company paid $7.2 million in dividends for the previous quarter.
Balance Sheet as of March 31, 2020
As of March 31, 2020, the Company had cash and cash equivalents of $128.4 million, including restricted cash balances of $91.9 million. As of March 31, 2020, restricted cash included balances of $64.2 million required to be maintained by the financial covenants in our loan facilities.
As of March 31, 2020, finance lease and operating leases right of use assets, amounted to $119.3 and $27.5 million, respectively. The decrease of $94.2 million was recorded as a result of the impairment mentioned above.
As of March 31, 2020, long-term debt was $1,118.2 million, and the current portion of long-term debt was $385.4 million. The current portion of long term debt includes the full outstanding amount of $316.3 million on our $425 million loan facility for 14 Capesize vessels that matures on March 31, 2021. The Company expects to be able to refinance this facility prior to maturity.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

The Dry Bulk Market

Freight rates in the first quarter of 2020 decreased significantly compared to both the previous quarter and the same period in the prior year. The decrease from the previous quarter was initially due to normal, seasonal trade patterns, but this effect was dwarfed by the impact of the COVID-19 pandemic. The table below summarizes gross rates as reported by the Baltic Exchange for the indicated time periods.

$/DAY (GROSS)	Q1-20	Q4-19	Q1-19
Capesize (CS5TC)	4,569	22,184	8,740
Panamax (PM4TC)	5,744	11,717	7,007
Supramax (SM10TC)	6,557	10,764	7,931

In late January 2020, the central government of China imposed a lockdown in Wuhan and other cities in Hubei province in response to the rapid spread of COVID-19. Nearly overnight, the world’s second largest economy and a primary driver of dry bulk demand dramatically decreased economic activity. The resulting decline in freight rates was exacerbated as this occurred during a time of year when rates are generally at their weakest. As COVID-19 spread, local and national governments around the world began to implement “shelter in place” restrictions towards the end of the first quarter of 2020, further impacting demand for most major bulks as manufacturing activity slowed at an unprecedented pace. Additionally, commodity producers were caused to curtail production due to the same restrictions as well as various supply chain delays.
In the first quarter of 2020, global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) decreased to 80.7% , according to Maritime Analytics, the lowest level since the second quarter of 2016. According to the same source, total seaborne transportation of dry bulk goods was 1,158 mt in the first quarter of 2020, compared to 1,171 mt in the fourth quarter of 2019 and 1,148 mt in the first quarter of 2019. While volumes increased by 1.1% compared to the prior quarter, the increase was entirely related to an increase in China’s coal imports following the lifting of import quotas at the start of the year.
Iron ore imports into China decreased by 8.2% compared to the prior quarter. It is premature to attribute this decline to the slowdown caused by COVID-19 as the first quarter of the year is generally the weakest in terms of demand due to the annual Chinese New Year celebration. Export volumes from Australia remained unchanged compared to the prior quarter, but exports from Brazil, which disproportionately impact dry bulk vessel demand, decreased by 18.2%. Due to delayed re-openings of some facilities, Brazilian Producer Vale, in particular, has reduced its annual iron ore production forecast for 2020.
Seaborne transportation of coal increased by approximately 8% in the first quarter of 2020 compared to the previous quarter, driven by a doubling of imports to China compared to the previous quarter. This more than offset a 18% quarterly decline in imports to India and a 22% decline in imports to South Korea.
Growth in transportation of other bulk segments remained relatively stable.
The global fleet of dry bulk vessels amounted to 886.7 million dwt at the end of the first quarter of 2020 after deliveries of 13.6 million dwt in the quarter, compared to the 11.1 million dwt delivered during the fourth quarter of 2019 and 8.6 million dwt in the first quarter of 2019. Based on the current orderbook, the dry bulk fleet will grow by 6.3% in 2020, before taking into account the possibility of vessel delivery delays and fleet demolition. While this is an elevated figure from a historical perspective, it is likely that actual fleet growth will be lower due to delays at shipyards and the offsetting effect of any potential vessel demolition.  In 2021, gross fleet growth will decline to a maximum of 3.2% and will decline further to 0.9% in 2022, assuming all vessels are delivered on schedule and no additional orders are placed.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

Strategy and Outlook
While many countries are still grappling with containment measures associated with the spread of COVID-19, economies are gradually being reopened, supported by unprecedented levels of fiscal stimulus.  Although China has lifted restrictions, allowing economic activity to resume, it has not yet unveiled a stimulus package commensurate with the recent decline in output caused by COVID-19.  China’s response, as well as the effectiveness of the response by other governments will be an important determinant of dry bulk trade growth for the balance of 2020.  It is therefore premature to forecast when dry bulk demand will recover.  Recovery in iron ore trade, in particular, will be an important driver to the increase in dry bulk demand.
Fleet growth is also a very important factor in the broader outlook for the dry bulk industry.  Should market weakness persist, it is highly likely that vessel demolition will increase. In fact, in the first four months of 2020, 22 Capesize vessels have been scrapped. This compares to the 29 Capesize vessels scrapped during all of 2019. Additionally, Vale has indicated that it has decided to phase out 25 very large ore carriers from its fleet, either through early termination or amendments of contracts. As we have seen in the past, fleet supply growth is a critical factor in the long term health of the dry bulk shipping market.  We expect that older, less fuel-efficient vessels will have a high likelihood of being removed from trading if weak conditions persist. In the Capesize vessel class, there are 59 vessels that will be over 20 years of age by the end of 2020, representing 13.5 million dwt, or 3.8% of the total Capesize fleet, and 213 Capesize vessels, or 40.9 million dwt, that will be 15 years of age or above.
The Company maintains a strong balance sheet and was also in compliance with all of the covenants under its debt facilities as of March 31, 2020.  The Company has no debt maturities in 2020 and anticipates that it will be able to refinance its $425 million facility maturing in March 2021 prior to such maturity.  Additionally, the Company has multiple potential paths to increase available liquidity and will pursue appropriate measures as required. Following the completion of committed scrubber installations, the Company has very limited capital expenditure requirements for 2020 and 2021.
While any near-term positive developments with respect to the spread of COVID-19 would of course be welcomed, the Company is focused on maintaining its efficient operations and, above all, the health and safety of its seafarers and shore-based employees.  During this challenging time, we are grateful to the contributions made by all of our staff, at sea and ashore, who have been working hard under extraordinary conditions.
COVID-19 update
In January 2020, the Company implemented a robust emergency management plan to address COVID-19. The plan ensures immediate actions to limit the spread of the virus should an outbreak occur onboard as well as maintaining our business operations as efficiently as possible. All crewing managers are following the guidance issued by World Health Organization and the International Chamber of Shipping to ensure that relevant measures are implemented onboard of our vessels. As of the date of this report, the Company had no confirmed cases onboard of our vessels.
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 27, 2020

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2019.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2020

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended March 31, 2019
Operating revenues
Time charter revenues	42,566	83,611	63,561
Voyage charter revenues	94,369	160,603	62,061
Other revenues	473	457	391
Total operating revenues	137,408	244,671	126,013

Other operating income (expenses)	3,986	(4,548)	943

Operating expenses
Voyage expenses and commissions	60,252	60,322	34,199
Ship operating expenses	55,457	56,565	42,111
Charter hire expenses	16,987	49,707	15,788
Administrative expenses	3,244	4,057	3,530
Impairment loss on right of use assets	94,233	—	—
Depreciation	29,063	23,665	22,875
Total operating expenses	259,236	194,316	118,503

Net operating income (loss)	(117,842)	45,807	8,453

Other income (expenses)
Interest income	674	812	1,683
Interest expense	(15,099)	(13,077)	(17,003)
Gain (loss) on derivatives	(22,956)	6,381	3,079
Equity results of associated companies	2,657	268	175
Other financial items	(8,214)	976	(3,814)
Net other (expenses) income	(42,938)	(4,640)	(15,880)
Net income (loss) before income taxes	(160,780)	41,167	(7,427)
Income tax expense (credit)	40	124	38
Net income (loss)	(160,820)	41,043	(7,465)

Per share information:
Earnings (loss) per share: basic and diluted	$(1.12)	$0.29	$(0.05)

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	36,498	88,931
Restricted cash	48,425	15,449
Other current assets	144,177	168,696
Total current assets	229,100	273,077
Restricted cash	43,523	58,864
Vessels and equipment, net	2,333,852	2,340,753
Finance leases, right of use assets, net³	119,341	193,987
Operating leases, right of use assets, net	27,464	54,853
Other long term assets	49,739	44,523
Total assets	2,803,019	2,966,057

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	385,475	87,787
Current portion of finance lease obligations	28,579	17,502
Current portion of operating lease obligations	14,410	14,377
Other current liabilities	120,880	113,701
Total current liabilities	549,344	233,367
Long-term debt	725,083	1,026,083
Non-current portion of finance lease obligations	145,379	151,206
Non-current portion of operating lease obligations	38,040	42,010
Total liabilities	1,457,846	1,452,666
Equity	1,345,173	1,513,391
Total liabilities and equity	2,803,019	2,966,057

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended March 31, 2019

Net income (loss)	(160,820)	41,042	(7,465)
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	29,063	23,667	22,875
Impairment loss on right of use assets	94,233	—	—
Dividends from associated companies	450	—	150
Equity results from associated companies	(2,657)	(268)	(175)
Amortization of time charter party out contracts	3,975	4,721	4,619
Amortization of convertible bond fair value adjustment	—	—	813
Mark to market value on derivatives	25,367	(5,884)	2,251
Other, net	8,161	(2,065)	2,716
Change in operating assets and liabilities	(2,601)	22,883	(707)
Net cash provided by (used in) operating activities	(4,829)	84,096	25,077

Investing activities
Additions to vessels and right of use assets	(16,621)	(23,277)	(807)
Other investing activities, net	(955)	1,106	45
Net cash used in investing activities	(17,576)	(22,171)	(762)

Financing activities
Repayment of long-term debt	(21,947)	(176,553)	(184,791)
Proceeds from long term debt	18,000	164,355	—
Net proceeds from share distributions	—	912	—
Debt fees paid	—	(1,553)	(2,918)
Dividends paid	(7,164)	(21,492)	(7,185)
Share repurchases	—	(2,153)	(1,521)
Lease incentives received	17,500	—	—
Repayment of finance leases	(18,782)	(1,465)	(1,353)
Net cash used in financing activities	(12,393)	(37,949)	(197,768)
Net change	(34,798)	23,976	(173,453)
Cash, cash equivalents and restricted cash at start of period	163,244	139,268	372,604
Cash, cash equivalents and restricted cash at end of period	128,446	163,244	199,151
 The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $)	Three months ended March 31, 2020	Three months ended March 31, 2019
Number of shares outstanding
Balance at beginning of period	143,277,697	143,702,697
Shares issued	—	—
Balance at end of period	143,277,697	143,702,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	—	—
Balance at end of period	7,215	7,215

Treasury shares
Balance at beginning of period	(5,669)	(2,643)
Share purchases	—	(772)
Balance at end of period	(5,669)	(3,415)

Additional paid in capital
Balance at beginning of period	715	233
Stock option expense	—	120
Balance at end of period	715	353

Contributed capital surplus
Balance at beginning of period	1,739,834	1,786,451
Distributions to shareholders	(7,164)	(7,185)
Balance at end of period	1,732,670	1,779,266

Accumulated deficit
Balance at beginning of period	(228,704)	(267,744)
Adjustment on adoption of ASC 842	—	2,485
Adjustment on adoption of ASC 326 and other	(234)	—
Net income (loss)	(160,820)	(7,465)
Balance at end of period	(389,758)	(272,724)

Total equity	1,345,173	1,510,695

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.
2. Accounting policies
Basis of accounting
The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 12, 2020.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of implementation of new accounting standards as described below.
On January 1, 2020, the Company adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The implementation of the standard did not have any material effect on the Company’s condensed consolidated financial statements.
3. Earnings per share
Basic earnings per share amounts for the three months ended March 31, 2020 are based on the weighted average number of shares outstanding of 143,277,697. The Company's treasury shares have been weighted for the portion of the period they were outstanding.
For the three months ended March 31, 2020, the total outstanding share options of 240,000 were dilutive under the treasury stock method by 48,011 shares.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

4. Amortization of favorable charter party contracts
Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 had a carrying value of $12.2 million as of March 31, 2020. Operating revenues and net income in the three months ended March 31, 2020 have both been reduced by $4.0 million as a result of the amortization of these favorable time charter-out contracts
5. Vessels and equipment, net
In the first quarter of 2020, the Company capitalized $16.3 million in relation to the installation of ballast water treatment systems and scrubbers on its owned vessels.
6. Leases
As of March 31, 2020, the Company had 12 vessels chartered-in long-term where the Company is the lessee. Eight of these vessels were classified as finance leases, which included the Golden Eclipse (lease expired in April 2020) and seven of the eight vessels are chartered in from SFL. The seven vessels chartered in from SFL were classified as operating leases up to December 2019. However, as a result of an amendment to the leases in December 2019 to include the SFL funding of scrubber installations on these vessels and the repayment through increased charter rates, the leases were modified and subsequently reclassified as finance leases as of December 31, 2019. One of the vessels leased from SFL and three vessels chartered in from unrelated third parties were classified as operating leases as of December 31, 2019.
In the first quarter of 2020, the Company recorded a total of $24.2 million in impairment of right of use assets for operating leases and $70.0 million in impairment of right of use assets for finance leases.
The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets as of March 31, 2020 following an impairment review that was triggered by the negative market developments in the first quarter 2020.
7. Equity securities
The Company has an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange (“Scorpio”). In the first quarter of 2020, the Company recognized a mark to market loss of $8.4 million based on the development of Scorpio’s share price. The mark to market loss is reported under other financial items in the Company's condensed consolidated statements of operations. In the first quarter of 2020, the Company received a cash dividend of $43,519 from Scorpio.  In April 2020, Scorpio effected a one-for-ten reverse stock split of its common shares, par value $0.01 per share, reducing the number of outstanding common shares from approximately 72.5 million shares to approximately 7.2 million shares. The Company’s mark to market accounting going forward will not be affected by the reverse split of Scorpio common shares since share price will be increased accordingly.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

The Company has an equity investment of 17.5% in SwissMarine Pte. Ltd. (“SwissMarine”), formerly known as Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator. In February 2020, Singapore Marine changed name to SwissMarine Pte. Ltd. (“SwissMarine”). The Company’s ownership in SwissMarine was diluted in February 2020 from 17.8% as a result of issuance of additional shares by SwissMarine to its employees. The Company has also provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. The Company accounts for this investment under the equity method, and the book value of the investment was $21.8 million as of March 31, 2020. For the first quarter of 2020, the Company recorded equity in earnings of SwissMarine of $2.2 million.
In January 2020, the Company entered into the joint venture agreement with Frontline and its subsidiary Bandama Investments Ltd and Trafigura to establish TFG Marine Pte Ltd (“TFG Marine”), a leading global supplier of marine fuels.
As a result, the Company acquired a 10% interest in TFG Marine. The Company has also provided a shareholder loan of $1.0 million to TFG Marine. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. The Company accounts for this investment under the equity method and the book value, equal to our share of the estimated first quarter profit, of the investment was $0.4 million as of March 31, 2020.
8. Long-term debt
In the first quarter of 2020, the Company drew down the remaining available financing of $18.0 million under the scrubber tranches of its $420.0 million loan facility.
As of March 31, 2020, outstanding principal of long-term debt was $1,118.2 million and the current portion of long-term debt was $385.5 million.
The Company’s $425.0 million senior secured post-delivery term loan facility matures on March 31, 2021.
As of March 31, 2020, $316.3 million was outstanding under this facility and there was no available, undrawn amount.  The Company currently does not have the liquid funds needed to repay the debt in full at maturity. The Company expects to refinance the existing debt at maturity.
9. Share capital
As of March 31, 2020, the Company had 144,272,697 issued common shares and held 995,000 treasury shares, each with a par value of $0.05.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

10. Related party
The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6 Leases, the Company leased eight vessels from SFL during the first quarter of 2020.
In the first quarter of 2020, the Company received scrubber financing of $17.5 million from SFL. Refer to Note 6 Leases for additional information.
In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.
With reference to Note 7 Equity securities, the Company has provided SwissMarine with a $10.7 million subordinated shareholder loan with a five-year term and TFG Marine with a $1.0 million shareholder loan with a five-year term.
11. Commitment and contingencies
The Company has agreements to purchase 23 exhaust gas scrubbers to be installed on certain of its Capesize vessels, whereof 15 installations had been completed as of March 31, 2020 and all 23 as of the date of this report. As of March 31, 2020, the Company's estimated remaining financial commitments in relation to the scrubber installations were $4.9 million, excluding installation costs. Some of the installations were delayed due to the impact of COVID-19, but all are completed as of the date of this report.
As of March 31, 2020, the Company had firm commitments to install ballast water treatment systems on eight vessels with an estimated remaining financial commitment, excluding installation costs, of $1.1 million.
With reference to Note 7 Equity securities and the joint venture company between Golden Ocean, Frontline and Trafigura, the Company has issued a $20.0 million guarantee to support the operations of the TFG Marine.
12. Subsequent events
On April 24, 2020, 550,000 share options were granted to Mr. Ulrik Andersen in connection with his appointment as CEO of Golden Ocean Management AS.
In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Total repayment amounted to $5.7 million, which included principal loan amount of $5.4 million and interest of $0.3 million.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)
EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.
(in thousands of $)	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended March 31, 2019
Net income (loss)	(160,820)	41,043	(7,465)
Interest income	(674)	(812)	(1,683)
Interest expense	15,099	13,077	17,003
Income tax expense	40	124	38
Depreciation	29,063	23,665	22,875
Amortization of time charter party out contracts	3,975	4,722	4,619
Earnings before Interest Taxes Depreciation and Amortization	(113,317)	81,819	35,387
Impairment loss on right of use assets	94,233	—	—
(Gain) loss on derivatives	22,956	(6,381)	(3,079)
Other financial items	8,413	(1,578)	3,714
Adjusted Earnings before Interest Taxes Depreciation and Amortization	12,285	73,860	36,022

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate
(i) Time Charter Equivalent Revenue:
Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger with Knightsbridge). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended March 31, 2019
Total operating revenues	137,408	244,671	126,013
Add: Amortization of time charter party out contracts	3,975	4,722	4,619
Add: Other operating income (expenses)	3,986	(4,548)	943
Less: Other revenues*	473	457	391
Net time and voyage charter revenues	144,896	244,388	131,184
Less: Voyage expenses & commission	60,252	60,322	34,199
Time charter equivalent income	84,644	184,066	96,985
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:
Time charter equivalent rate (" TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended March 31, 2019
Time charter equivalent income	84,644	184,066	96,985

Fleet available days	8,216	8,843	7,438
Fleet offhire days	(574)	(348)	(52)
Fleet onhire days	7,642	8,495	7,386

Time charter equivalent rate	11,076	21,668	13,131

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2020